BioCardia, Inc.

320 Soquel Way

Sunnyvale, California 94085

December 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cindy Polynice

Re:	BioCardia, Inc.
Registration Statement on Form S-3
File No. 333-275099

Acceleration Request

Requested Date:             December 5, 2023

Requested Time:            4:30 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioCardia, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-275099) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Austin March at (512) 338-5410.

[Signature page follows]

Sincerely,

BioCardia, Inc.

/s/ Peter Altman
Peter Altman
President and Chief Executive Officer and Director

cc:	David McClung, BioCardia, Inc.
Michael J. Danaher, Wilson Sonsini Goodrich & Rosati, P.C.
Austin D. March, Wilson Sonsini Goodrich & Rosati, P.C.